UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Skillz Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83067L 109

(CUSIP Number)

Wildcat Capital Management, LLC Attention: Brian Rosenblatt General Counsel, Chief Operating Officer and Chief Compliance Officer 888 Seventh Avenue New York, NY 10106 (212) 468-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Wildcat Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,433,040*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,433,040*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,433,040*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
(14)	TYPE OF REPORTING PERSON IA

*       This number of shares excludes 398,982 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.

**     The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2020 (the “Closing 8-K”).

(1)	NAME OF REPORTING PERSONS Bonderman Family Limited Partnership
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,433,040*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,433,040*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,433,040*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
(14)	TYPE OF REPORTING PERSON PN

*       This number of shares excludes 398,982 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.

**     The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

(1)	NAME OF REPORTING PERSONS Leonard A. Potter
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,433,040*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,433,040*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,433,040*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
(14)	TYPE OF REPORTING PERSON IN

*       This number of shares excludes 398,982 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.

**     The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on December 28, 2020 (the “Original 13D”), and is filed by the Reporting Persons with respect to the Class A Common Stock of the Issuer. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

Explanatory Note. This Amendment is being filed to correct a typographical error in the Original 13D with respect to the number of shares of Class A Common Stock beneficially owned by the Reporting Persons, which number is corrected on the cover pages of this Amendment. Except with respect to such correction, no new or revised information is being reported in this Amendment, and this Amendment otherwise amends and restates the Original 13D in its entirety herein.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Skillz Inc., a Delaware corporation (formerly known as Flying Eagle Acquisition Corp., the “Issuer”).

The principal executive office of the Issuer is located at P.O. Box 445, San Francisco, California 94104-0445.

Item 2. Identity and Background

(a) This Statement is being jointly filed by:

(i)	Leonard A. Potter, as an officer and the sole member of Wildcat. Because of the relationship of Mr. Potter to Wildcat, Mr. Potter may be deemed to beneficially own the shares of Class A Common Stock set forth in this Statement;

(ii)	Wildcat Capital Management, LLC, a Delaware limited liability company (“Wildcat”), which has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Class A Common Stock held directly by BFLP (as defined below) pursuant to the terms of BFLP’s limited partnership agreement and an investment management agreement by and between Wildcat and BFLP; and

(iii)	Bonderman Family Limited Partnership, a Texas limited partnership (“BFLP”), with respect to the shares of Class A Common Stock it beneficially owns directly. BFLP’s general partner is Bond Management GP, LLC, a Delaware limited liability company (“BFLP GP”).

Each of Mr. Potter, Wildcat and BFLP is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) and (c) The business address of each of Wildcat and Mr. Potter is

888 7th Avenue, 37th Floor

New York, New York 10106

The business address of each of BFLP and BFLP GP is:

301 Commerce Street, Suite 3150

Fort Worth, Texas 76102

The present principal business of BFLP is to make investments. The principal business of Wildcat is to serve as an investment adviser that makes or recommends investments for BFLP and certain other clients. The present principal occupation of Mr. Potter is President and Chief Investment Officer of Wildcat.

The name, residence or business address and present principal occupation or employment of each director, executive officer, general partner and sole member, as applicable, of each of Wildcat and BFLP are listed on Schedule I hereto pursuant to General Instruction C to Schedule 13D.

(d) No Reporting Person has, nor, to the knowledge of the Reporting Persons, has any person listed on Schedule I hereto, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, nor, to the knowledge of the Reporting Persons, has any person listed on Schedule I hereto, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Potter and the individuals referred to on Schedule I hereto is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 below, the securities reported on this Statement reflect the consummation of a business combination contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Class A Common Stock for investment purposes.

On December 16, 2020, the Issuer consummated the transactions (the “business combination”) contemplated by that certain Merger Agreement, dated as of September 1, 2020, by and among the Issuer, FEAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of FEAC (“Merger Sub”), Skillz Inc. (“Old Skillz”), and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc. (the “Merger Agreement”), whereby Merger Sub merged with and into Old Skillz, with Old Skillz surviving the merger as a wholly owned subsidiary of the Issuer. Contemporaneously with the closing of the Business Combination, the Issuer was renamed “Skillz Inc.” At the effective time of the business combination, among other things, stock consideration in the form of Class A Common Stock was issued to the then-current stockholders of Old Skillz, including the shares of Class A Common Stock reported in this Statement.

A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated by reference herein.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in shares of Class A Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such shares of Class A Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may continue to discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, regulators, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of shares of Class A Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, as of the date hereof, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of December 28, 2020.

(a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 21,433,040 shares of Class A Common Stock, which constitutes approximately 7.3% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K). The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person. The number of shares of Class A Common Stock set forth in this Statement excludes an aggregate of 398,982 shares of Class A Common Stock (the “Earnout Shares”) that may be issued pursuant to that certain Escrow Agreement (the “Earnout Escrow Agreement”), dated as of December 16, 2020, by and among the Issuer, Eagle Equity Partners II LLC, Andrew Paradise in his capacity as the representative of the stockholders of Old Skillz, and Continental Stock Transfer & Trust Company, as escrow agent. Under the terms of the Earnout Escrow Agreement, the Earnout Shares will be released to the Reporting Persons if certain earnout conditions described more fully in the Merger Agreement are satisfied.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities and except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except as set forth herein, the Reporting Persons have not, and to the knowledge of the Reporting Persons, without independent verification, no person named in Item 2 hereof has, effected any transactions in securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are party to the following agreements with respect to shares of Class A Common Stock:

Eighth Amended and Restated Investors’ Rights Agreement

BFLP is party to that certain Eighth Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), dated as of September 1, 2020 and effective upon the consummation of the business combination, by and among the Issuer, Old Skillz, and the other persons set forth on the signature pages thereto (the “restricted stockholders”), pursuant to which the Issuer will be required to register for resale the securities of the Issuer held by the holders of the Class A Common Stock and/or the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), in each case, party thereto. The restricted stockholders have certain “piggyback” registration rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Investors’ Rights Agreement. The Investors’ Rights Agreement also restricts the ability of each stockholder who is a party thereto to transfer its shares of Common Stock for a period of two (2) years following the closing of the business combination, subject to certain permitted transfers. In general, 1,500,000 shares of Common Stock held by each stockholder who is a party to the Investors’ Rights Agreement (together with its affiliates on a consolidated basis) will be released from the transfer restrictions each quarter beginning on the date that is six months following the closing of the business combination.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Investors’ Rights Agreement, a copy of which is filed as Exhibit 2 to this Statement and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Merger Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., FEAC Merger Sub Inc., Skillz Inc. and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

2.	Eighth Amended and Restated Investors’ Rights Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., Skillz Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

3.

Joint Filing Agreement, by and among Leonard A. Potter, Wildcat Capital Management, LLC and Bonderman Family Limited Partnership, dated as of December 28, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on December 28, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2020

LEONARD A. POTTER

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter

WILDCAT CAPITAL MANAGEMENT, LLC

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter
Title: President

BONDERMAN FAMILY LIMITED PARTNERSHIP By: Bond Management GP, LLC, its general partner

By:	/s/ Sherri Conn
Name: Sherri Conn
Title: Vice President

Schedule I

Name	Title	Present Principal Employment	Residence or Business Address
WILDCAT CAPITAL MANAGEMENT, LLC
Leonard A. Potter	Sole Member, President and Chief Investment Officer	Same	888 Seventh Avenue, 37th Floor, New York, NY 10106
Brian Rosenblatt	General Counsel, Chief Operating Officer and Chief Compliance Officer	Same	888 Seventh Avenue, 37th Floor, New York, NY 10106
BONDERMAN FAMILY LIMITED PARTNERSHIP
Samantha Holloway	President and Sole Member of Bond Management GP, LLC, the general partner of BFLP	Co-Founder of Hat Labs, Inc.	1500 Market St., Denver, CO 80202
Sherri Conn	Vice President of Bond Management GP, LLC, the general partner of BFLP	Chief Financial Officer of Tarrant Management, LLC	301 Commerce Street, Suite 3150, Fort Worth, TX 76102
Tracy Ray	Secretary of Bond Management GP, LLC, the general partner of BFLP	Controller of Tarrant Management, LLC	301 Commerce Street, Suite 3150, Fort Worth, TX 76102